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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               ----------------

                              FINAL AMENDMENT

                                    TO
                                SCHEDULE 13E-4
          ISSUER TENDER OFFER STATEMENT (PURSUANT TO SECTION 13(E)(1)
                    OF THE SECURITIES EXCHANGE ACT OF 1934)

                               ----------------

                               AMF BOWLING, INC.
                                (Name of Issuer)

                               AMF BOWLING, INC.
                      (Name of Person(s) Filing Statement)

                            ZERO COUPON CONVERTIBLE
                              DEBENTURES DUE 2018
                         (Title of Class of Securities)

                                   03113VAA7
                                   03113VAB5
                     (CUSIP Number of Class of Securities)

                                Roland C. Smith
                              President and Chief
                               Executive Officer
                                 8100 AMF Drive
                            Richmond, Virginia 23111
                                 (804) 730-4000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
            Communications on Behalf of Person(s) Filing Statement)

                                   Copies to:

    Joseph C. Carter, III, Esq.        Mitchell S. Presser, Esq.
McGuire, Woods, Battle & Boothe LLP  Wachtell, Lipton, Rosen & Katz
         One James Center                 51 West 52nd Street
       901 East Cary Street             New York, New York 10019
     Richmond, Virginia 23219


                                 June 29, 1999

     (Date Tender Offer First Published, Sent or Given to Security Holders)

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                            INTRODUCTORY STATEMENT

  This Final Amendment (this "Final Amendment") to Rule 13e-4 Issuer Tender Offer Statement on Schedule 13E-4 (the "Statement") filed with the Securities and Exchange Commission (the "Commission") by AMF Bowling, Inc., a Delaware corporation ("AMF Bowling"), on June 29, 1999, is being filed pursuant to
Section 13(e) of the Securities Exchange Act of 1934, as amended, and Rule 13e-4 thereunder, to report the results of the offer (the "Offer") by AMF Bowling to purchase for cash, on the terms and subject to the conditions set forth in the Offer to Purchase dated June 29, 1999 (the "Offer to Purchase") and the related Letter of Transmittal (the "Letter of Transmittal"), a minimum of $450,000,000 aggregate principal amount at maturity (40%) and up to $514,286,000 aggregate principal amount at maturity (45.7%) of its Zero Coupon Convertible Debentures due 2018 (the "Debentures"). Copies of the Offer to Purchase and the related Letter of Transmittal were previously filed as Exhibits (a)(1) and (a)(2) to the Statement on June 29, 1999. The Offer commenced on June 29, 1999 and ended at 12:00 midnight, New York City time, on July 28, 1999.


  AMF Bowling has accepted for payment $514,286,000 in aggregate principal amount at maturity of Debentures in accordance with the terms of the Offer. Debentures were validly tendered pursuant to the Offer in an aggregate principal amount at maturity of $988,685,000, based upon a final count by ChaseMellon Shareholder Services, L.L.C., the Depositary for the Offer. As such amount exceeds the maximum amount tendered for by AMF Bowling, all tenders of Debentures are subject to proration in accordance with the terms of the Offer, and AMF Bowling will purchase approximately 52% of the Debentures tendered from all tendering debenture holders on a pro rata basis. The purchase price for the Debentures is $140 per $1,000 principal amount at maturity.

  The rights offering conducted by AMF Bowling concurrently with the Offer closed on July 28, 1999 with proceeds of $120,000,000, a portion of which will be used to pay for the tendered Debentures accepted by AMF Bowling. As a result of the Offer, $610,714,000 in aggregate principal amount at maturity of the Debentures remain outstanding.

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Item 9. Material to Be Filed as Exhibits.

(a)    Exhibit (a)(1) Offer to Purchase, dated June 29, 1999.*

       Exhibit (a)(2) Letter of Transmittal.*

       Exhibit (a)(3) Notice of Guaranteed Delivery.*

       Exhibit (a)(4) Letter to clients.*

       Exhibit (a)(5) Letter to brokers, dealers, commercial banks, trust companies and other nominees.*

       Exhibit (a)(6) Notice published in The Wall Street Journal on June 29, 1999.*

       Exhibit (a)(7) Press Release dated May 5, 1999.*

       Exhibit (a)(8) Press Release dated June 28, 1999.*

       Exhibit (a)(9) Press Release dated July 29, 1999.**
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       * Previously filed.

       ** Filed herewith.

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                                   SIGNATURE

  After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Final Amendment is true, complete and correct.

                                          AMF BOWLING, INC.

                                             /s/ Roland C. Smith
                                          By:
                                             ----------------------------------
                                             Name: Roland C. Smith

                                             Title:President and Chief
                                             Executive Officer

Dated: July 30, 1999


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                                 EXHIBIT INDEX

 Exhibit
   No.   Description
 ------- -----------
 (a)(1)  Offer to Purchase, dated June 29, 1999.*
 (a)(2)  Letter of Transmittal.*
 (a)(3)  Notice of Guaranteed Delivery.*
 (a)(4)  Letter to clients.*
 (a)(5)  Letter to brokers, dealers, commercial banks, trust companies and other nominees.*
 (a)(6)  Notice published in The Wall Street Journal on June 29, 1999.*
 (a)(7)  Press Release dated May 5, 1999.*
 (a)(8)  Press Release dated June 28, 1999.*
 (a)(9)  Press Release dated July 29, 1999.**

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 * Previously filed.

** Filed herewith.

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